August 13, 2018

Lauren Hamilton
Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
3 World Financial Center
New York, N.Y. 10281

Re:	USCA All Terrain Fund
File No. 811-23055

Dear Ms. Hamilton:

You provided oral comments with respect to certain Securities and Exchange Commission (“SEC”) filings and practices of  USCA All Terrain Fund (the “Fund”) on July 12, 2018.  Please find below the Fund’s responses to those comments, which the Fund has authorized Thompson Hine LLP to make on its behalf.

We have set forth below the text of each comment, followed by the Fund’s responses.  All capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Fund’s Annual Report for the period ended March 31, 2017, which was the subject of your comments.

Comment 1.	Please confirm that amounts payable to officers and directors, controlled companies and other affiliates have been stated separately on the balance sheet.

Response:	The Fund so confirms, to the extent that such amounts were payable to such parties on March 31, 2017.

Comment 2.	We note the following disclosure:

The Advisor has engaged Anchor Capital and SKBA Capital, each a registered investment advisor with the SEC under the Advisers Act. Under the terms of the Sub-Advisor Agreement for Anchor Capital, the sub-advisor is entitled to receive a monthly fee calculated at an annual rate equal to 1.0% of the first $3 million of net assets allocated to the sub-advisor (“Sub-Advisor Assets”) and 0.50% of the Sub-Advisor Assets in excess of $3 million. Under the terms of the Sub-Advisor Agreement for SKBA Capital, the sub-advisor is entitled to receive a monthly fee calculated at an annual rate equal to 0.57% of Sub-Advisor Assets.

August 13, 2018

Please confirm whether the fees paid to Anchor Capital and SKBA Capital are paid directly by the Advisor or out of Fund assets.

Response:
While Anchor Capital no longer serves as sub-adviser to the Fund, fees payable to SKBA are paid out of Fund assets, as disclosed in the Fund’s prospectus.  In future shareholder reports, the Fund will include disclosure clarifying this fact.

Comment 3.	We note the following disclosure:

The Fund had 53,389 shares outstanding at March 31, 2017. The Fund issued 3,732 shares through shareholder subscriptions and repurchased 1,436 shares through shareholder redemptions during the six-month period ended March 31, 2017.

Please explain why information regarding issuance and repurchases was not given for the 12 months ended March 31, 2017.  See Regulation S-X 6-03, Item (i).

Response:
The information regarding issuance and repurchases provided applied to the 12 months ended March 31, 2017.  However, that information was inadvertently described as applying to the six month period ended the same date.  The Fund corrected this information in the annual report for the period ended March 31, 2018, providing information regarding the issuance and repurchases of shares for the 12 months ended March 31, 2017 and the 12 months ended March 31, 2018.

Comment 4.	In the Schedule of Investments, please disclose the class of shares held of other registered funds as part of the title of issue. See Regulation S-X 12-12.

Response:	The Fund will provide such information in future shareholder reports.

Comment 5.
The presentation of Schedule of Investments significantly changed from March 31, 2017 to March 31, 2018 with respect to investments in private investment companies.  For example in 2017, the Global Macro position was broken down by investment type (showing “U.S. Treasury Bonds and Notes,” “German Government Bonds”, and “All Other Net Assets”).  Please provide a supplemental response describing the reasons for the previous presentation and the related change.

Response:
The Fund was advised by the auditor of its March 31, 2018 financial statements (“Current Auditor”) that the additional information cited regarding private investment companies contained in the March 31, 2017 Schedule of Investments was not required.  That conclusion was based on the Current Auditor’s analysis of the guidance within ASU 2016-19, which provided clarification that paragraphs 9-10 of FASB ASC 946-210-50 are only applicable to nonregistered investment partnerships, and the Fund is a registered investment company.

August 13, 2018

Comment 6.	We note the following disclosure:

The Fund has entered into an Investment Advisory Agreement with USCA Asset Management LLC. Under the Investment Advisory Agreement, the Fund pays the Advisor a monthly fee, which is calculated and accrued monthly (the “Advisory Fee”), at the annual rate of 0.75% of the Fund’s net assets.

Please explain why the investment advisory fee payable on the balance sheet represents approximately 17% of the total investment advisory fees for the period.  It appears somewhat high if the fee is payable on a monthly basis.

Response:
Calculation and payment of the advisory fee due for the months ended February 28, 2018 and March 31, 2018 was completed after March 31, 2018 because the Fund must wait until it receives financial statements issued by all of the Fund’s underlying holdings before it can make the calculation.  Due to this delay, the amount of advisory fees payable at any one time might be more than the amount payable in any particular month.

Comment 7.	We note the following disclosure:

In consideration of the Advisor’s agreement to limit the Fund’s expenses, the Fund has agreed to repay the Advisor in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement will be made only for fees and expenses incurred not more than three years from the end of the fiscal year in which they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Expense Limitation Agreement will remain in effect at least until June 30, 2018, unless the Board approves its modification or termination. After June 30, 2018, the Expense Limitation Agreement may be renewed upon the mutual agreement of the Advisor and the Board, in their sole discretion.

The staff believes that any recapture of a fee waived or expense reimbursed should generally occur within three years of the specific waiver or reimbursement.  Please confirm this is the case, and revise the disclosure within the financial statements.

If this is not the case, and the recoupment period is longer than three years from the date waived, please confirm for the staff that a FAS-5 analysis, which details the conclusions on the probability of future recoupment, was prepared and provided to the Fund’s auditor.

August 13, 2018

Further, please confirm and disclose that any recapture provision is limited to the lesser of (i) the expense cap in effect at the time of waiver and (ii) the expense cap at the time of recapture.

Response:
The Fund’s current expense limitation agreement limits recapture of a fee waived or expense reimbursed to a period equal to three years following the specific waiver or reimbursement.  The Fund will include disclosure to that effect in future shareholder reports.

Further, such recapture is limited to the lesser of (i) the expense cap in effect at the time of waiver and (ii) the expense cap at the time of recapture. The Fund will include disclosure of this limit in future shareholder reports.

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If you have any questions or additional comments, please call JoAnn Strasser at (614) 469-3265 or Craig Foster at (614) 469-3280.

Sincerely, /s/ Craig A. Foster Craig A. Foster